EXHIBIT 99.1

IIJ Announces First Three Months Financial Results for the Fiscal Year Ending March 31, 2019

TOKYO, Aug. 08, 2018 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ" NASDAQ:IIJI, TSE:3774) today announced its first three months consolidated financial results for the fiscal year ending March 31, 2019 (“1Q18” from April 1, 2018 to June 30, 2018).1

Highlights of Financial Results for 1Q18

Revenues	JPY44.7 billion (up 9.1% YoY2)
Operating Income	JPY1.2 billion (up 4.9% YoY)
Adjusted Income before Income Tax Expense[3]	JPY1.2 billion (up 11.4% YoY)
Adjusted Net Income attributable to IIJ[3]	JPY0.8 billion (up 14.2% YoY)

Overview of 1Q18 Financial Results and Business Outlook

“Along with continuous IT demands by Japanese enterprises, we started FY2018 as planned. 1Q18 total revenue increased by 9.1%4 year over year as we continued to accumulate recurring revenue, 86.8% of 1Q18 total revenue. 1Q18 operating income increased by 4.9% year over year. From the start of this fiscal year, 1Q revenue growth of network services and systems integration absorbed an increase in full-MVNO related fixed-type cost of approximately JPY0.1 billion per month,” said Eijiro Katsu, COO and President of IIJ.

“By leveraging full-MVNO advantages, we’ve launched “IIJ Mobile Service/Type I,” data communication services for enterprise targeting IoT usages, new “Japan Travel SIMs,”5 small data volume-bundle services targeting IoT usages, prepaid SIMs for foreign visitors to Japan, and international roaming services so far. Functions such as “SIM Life Cycle Management,”6 allowing users to switch the status of SIMs from/to activated and suspended remotely, can be adopted for IoT usages. Sales activity for new “Japan Travel SIMs,” has been enhanced by partnering local retailers in China and other Asian countries; the travelers can have our SIMs at home and start using them upon arrival in Japan. We’re also preparing and developing chipSIM and eSIM solutions for IoT projects; eSIM platform services to be launched in 2019 spring,” continued Katsu.

“Other recurring services, such as Internet connectivity, security, WAN, and systems operation and maintenance, continued to accumulate revenues and achieved revenue growth from 1Q. With regards to systems integration, we’ve reorganized systems engineers unit more effectively to achieve higher productivity rate by removing boundaries between each groups which were formerly divided by industry. DeCurret, our equity method investee engaging in cryptocurrency exchange and settlement platform, is working rigorously towards being registered with the government,7 developing service systems, building marketing plans as planned. JOCDN, our equity method investee engaging in CDN services, continues to see growing traffic from clients such as Japanese major broadcasting companies and Internet contents holders,” said Katsu.

“From 1Q18, how we recognize gains/losses of holding marketable equity securities and funds have changed. Following the revision of U.S. GAAP, we now have to record gains/losses due to fluctuations of fair value as “other income (expenses)” on our consolidated statements of income every quarter. We disclose income excluding effect of such changes in accounting policies as “adjusted income before income tax expense” and ”adjusted net income attributable to IIJ” to show our business profitability,” concluded Katsu.

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1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP, unaudited and consolidated.
2 YoY is an abbreviation for year over year change.
3 “Adjusted income before income tax expense” and “adjusted net income attributable to IIJ” exclude gains/losses on marketable equity securities and funds to which accounting policies were changed due to revision of U.S. GAAP.
4 Annual revenue growth of 9.1% includes unconsolidation impact of hi-ho whose 1Q17 revenue for consumer services was JPY458 million.
5 For detail, please refer to our press release titled IIJ to Provide 1.5 GB and 3 GB Prepaid Japan Travel SIMs as a Full MVNO which can be found here: https://www.iij.ad.jp/en/news/pressrelease/2018/0315.html.6 For detail, please refer to our press release titled IIJ to Begin Offering "IIJ Mobile Access Service Type I" as a Full MVNO” which can be found here: https://www.iij.ad.jp/en/news/pressrelease/2018/0315-2.html.7 In Japan, in order to operate cryptocurrency-related business such as exchange, registration by Japan’s Financial Service Agency is required.

1Q18 Financial Results Summary

Operating Results Summary
	1Q17	1Q18	YoY Change
	JPY millions	JPY millions	%
Total revenues	40,964	44,705	9.1
Network services	25,686	28,663	11.6
Systems integration (SI)	13,599	13,805	1.5
Equipment sales	676	1,242	83.8
ATM operation business	1,003	995	(0.8)
Total costs	34,434	37,922	10.1
Network services	21,066	23,845	13.2
Systems integration (SI)	12,163	12,358	1.6
Equipment sales	604	1,136	88.2
ATM operation business	601	583	(3.0)
Total gross margin	6,530	6,783	3.9
Network services	4,619	4,818	4.3
Systems integration (SI)	1,436	1,447	0.7
Equipment sales	72	106	46.8
ATM operation business	402	412	2.5
SG&A expenses and R&D	5,406	5,603	3.6
Operating income	1,124	1,180	4.9
Income before income tax expense	1,163	484	(58.3)
Net income attributable to IIJ	706	250	(64.5)

Segment Results Summary
	1Q17	1Q18
	JPY millions	JPY millions
Total revenues	40,964	44,705
Network services and SI business	40,052	43,794
ATM operation business	1,003	995
Elimination	(91)	(84)
Operating income	1,124	1,180
Network service and SI business	804	856
ATM operation business	367	365
Elimination	(47)	(41)

We have omitted segment analysis because most of our revenues are dominated by network services and systems integration (SI) business.

1Q18 Revenues and Income

Revenues

Total revenues were JPY44,705 million, up 9.1% YoY (JPY40,964 million for 1Q17).

Network services revenue was JPY28,663 million, up 11.6% YoY (JPY25,686 million for 1Q17).

Revenues for Internet connectivity services for enterprise were JPY7,790 million, up 19.4% YoY from JPY6,524 million for 1Q17, mainly due to an increase in mobile-related services revenues along with an expansion of MVNE business clients’ transactions.

Revenues for Internet connectivity services for consumers were JPY6,150 million, almost the same level as JPY6,155 million for 1Q17, because the revenue growth mainly of “IIJmio Mobile Service,” consumer mobile services which offer inexpensive data communication and voice services with SIMs offset revenue decrease due to divesture of a former subsidiary, hi-ho.

Revenues for WAN services were JPY7,727 million, up 10.9% YoY compared to JPY6,970 million for 1Q17, mainly due to the revenue growth along with order accumulation.

Revenues for Outsourcing services were JPY6,996 million, up 15.9% YoY from JPY6,037 million for 1Q17, mainly due to an increase in security-related services revenues.

Network Services Revenues Breakdown (*)
	1Q17	1Q18	YoY Change
	JPY millions	JPY millions	%
Total network services	25,686	28,663	11.6
Internet connectivity services (enterprise)	6,524	7,790	19.4
IP services (including data center connectivity services)	2,490	2,539	2.0
IIJ Mobile services	3,225	4,468	38.5
IIJ Mobile MVNO Platform Service	2,359	3,383	43.4
Others	809	783	(3.2)
Internet connectivity services (consumer)	6,155	6,150	(0.1)
IIJ	5,697	6,150	8.0
IIJmio Mobile Service	5,013	5,463	9.0
hi-ho	458	-	(100.0)
WAN services	6,970	7,727	10.9
Outsourcing services	6,037	6,996	15.9

 (*) From 1Q18, “IIJ FiberAccess/F and IIJ DSL/F” which was formerly classified under “Internet connectivity services (enterprise)” is now added to “Others.”

Below is a table reflecting the above mentioned changes to FY2017 revenue of Internet connectivity services (enterprise).

	For the Three Months Ended
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
	(JPY millions)
Internet connectivity services (enterprise)	6,524	6,742	7,152	7,526
IP service (including data center connectivity services)	2,490	2,506	2,557	2,552
IIJ Mobile Services	3,225	3,424	3,787	4,183
IIJ Mobile MVNO Platform Service	2,359	2,560	2,822	3,125
Others	809	812	808	791

Number of Contracts and Subscription for Connectivity Services*1,*2
	As of June 30, 2017	As of June 30, 2018	YoY Change
Internet connectivity services (enterprise)	1,005,410	1,483,735	478,325
IP service (greater than or equal to 1Gbps, including data center connectivity)	690	721	31
IP service (less than 1Gbps)	1,240	1,295	55
IIJ Mobile Services	931,049	1,407,806	476,757
IIJ Mobile MVNO Platform Service	639,659	887,026	247,367
Others	72,431	73,913	1,482
Internet connectivity services (consumer)	1,418,426	1,387,825	(30,601)
IIJ	1,287,671	1,387,825	100,154
IIJmio Mobile Service	965,692	1,035,728	70,036
hi-ho	130,755	-	(130,755)
Total contracted bandwidth (Gbps)*3	2,882.6	3,373.0	490.4

*1) Numbers in the table above show number of contracts except for “IIJ Mobile Services (enterprise),” “IIJ” and “hi-ho” which show number of subscriptions.
*2) From 1Q18, following changes are made to the breakdown of “Internet connectivity services (enterprise).”

  “Data center connectivity services” is added to “IP services (1Gbps-)” and labeled it as “IP services (greater than or equal to 1Gbps, including data center connectivity services).”
  “IP services (100Mbps-999Mbps)” and “IP services (-99Mbps)” are now combined and labeled as “IP services (less than 1Gbps).”
  “IIJ FiberAccess/F and IIJ DSL/F” is added to “Others.”

*3) Total contracted bandwidth is calculated by multiplying number of contracts under “Internet connectivity services (enterprise), excluding mobile services” and the contracted bandwidths of the services respectively.

Below is a table reflecting the above mentioned changes to FY2017 contracts and subscriptions for Internet connectivity services (enterprise).

	FY2017
	As of June 30, 2017	As of September 30, 2017	As of December 31, 2017	As of March 31, 2018
Internet connectivity services (enterprise)	1,005,410	1,095,677	1,246,898	1,414,782
IP services (greater than or equal to 1Gbps, including data center connectivity services)	690	698	704	709
IP services (less than 1Gbps)	1,240	1,254	1,270	1,272
IIJ Mobile services	931,049	1,021,327	1,173,563	1,339,586
IIJ Mobile MVNO Platform services	639,659	682,512	744,332	824,731
Others	72,431	72,398	71,361	73,215

SI revenues were JPY13,805 million, up 1.5% YoY (JPY13,599 million for 1Q17).

Systems construction revenue, a one-time revenue, was JPY3,646 million, down 17.9% YoY (JPY4,440 million for 1Q17). Systems operation and maintenance revenue, a recurring revenue, was JPY10,159 million, up 10.9% YoY (JPY9,159 million for 1Q17), mainly due to continued accumulation of systems operation orders as well as an increase in private cloud services’ revenues.

Orders received for SI and equipment sales totaled JPY18,949 million, up 11.5% YoY (JPY16,990 million for 1Q17); orders received for systems construction and equipment sales were JPY7,550 million, up 13.3% YoY (JPY6,664 million for 1Q17) and orders received for systems operation and maintenance were JPY11,399 million, up 10.4% YoY (JPY10,326 million for 1Q17).

Order backlog for SI and equipment sales as of June 30, 2018 amounted to JPY50,491 million, up 14.2% YoY (JPY44,216 million as of June 30, 2017); order backlog for systems construction and equipment sales was JPY9,653 million, up 10.6% YoY (JPY8,727 million as of June 30, 2017) and order backlog for systems operation and maintenance was JPY40,838 million, up 15.1% YoY (JPY35,489 million as of June 30, 2017).

Equipment sales revenues were JPY1,242 million, up 83.8% YoY (JPY676 million for 1Q17) mainly due to the fluctuation in sales of equipment and mobile devices.

ATM operation business revenues were JPY995 million, down 0.8% YoY (JPY1,003 million for 1Q17). As of June 30, 2018, 1,107 ATMs have been placed.

Cost and expense

Total cost of revenues was JPY37,922 million, up 10.1% YoY (JPY34,434 million for 1Q17).

Cost of network services revenue was JPY23,845 million, up 13.2% YoY (JPY21,066 million for 1Q17). There were an increase in outsourcing-related costs along with our mobile-related revenue increase as well as full-MVNO related fixed-type costs along with the service launch, an increase in circuit-related costs along with our WAN services revenue increase, and an increase in network operation-related costs. Gross margin was JPY4,818 million, up 4.3% YoY (JPY4,619 million for 1Q17) and gross margin ratio was 16.8% (18.0% for 1Q17).

Cost of SI revenues was JPY12,358 million, up 1.6% YoY (JPY12,163 million for 1Q17). There were an increase in network operation-related costs and decreases in outsourcing-related costs and purchasing costs along with decrease in our systems construction revenue. Gross margin was JPY1,447 million, up 0.7% YoY (JPY1,436 million for 1Q17) and gross margin ratio was 10.5% (10.6% for 1Q17).

Cost of equipment sales revenues was JPY1,136 million, up 88.2% YoY (JPY604 million for 1Q17). Gross margin was JPY106 million (JPY72 million for 1Q17) and gross margin ratio was 8.5% (10.6% for 1Q17).

Cost of ATM operation business revenues was JPY583 million, down 3.0% YoY (JPY601 million for 1Q17). Gross margin was JPY412 million (JPY402 million for 1Q17) and gross margin ratio was 41.4% (40.1% for 1Q17).

SG&A and R&D expenses

SG&A and R&D expenses in total were JPY5,603 million, up 3.6% YoY (JPY5,406 million for 1Q17).

Sales and marketing expenses were JPY3,242 million, up 3.0% YoY (JPY3,149 million for 1Q17) mainly due to increases in personnel-related expenses and outsourcing expenses.

General and administrative expenses were JPY2,242 million, up 5.3% YoY (JPY2,130 million for 1Q17) mainly due to increases in personnel-related expenses.

Research and development expenses were JPY119 million, down 6.9% YoY (JPY127 million for 1Q17).

Operating income

Operating income was JPY1,180 million, up 4.9% YoY (JPY1,124 million for 1Q17).

Other income (expenses)

Other income (expenses) was a loss of JPY696 million (an income of JPY39 million for 1Q17), mainly because of realized and unrealized loss on other investments of JPY747 million, to which accounting policies were changed under the revised U.S. GAAP effective from April 1, 2018, compared to realized gain of JPY58 million for 1Q17, miscellaneous income of JPY81 million (expenses of JPY15 million for 1Q17), dividend income of JPY52 million (JPY72 million for 1Q17), and interest expense of JPY97 million (JPY89 million for 1Q17).

Income before income tax expense

Income before income tax expense was JPY484 million, down 58.3% YoY (JPY1,163 million for 1Q17). When excludes realized and unrealized loss on other investments of JPY747 million, to which accounting policies were changed under the revised U.S. GAAP effective from April 1, 2018, compared to realized gain of JPY58 million for 1Q17, adjusted income before income tax expense was JPY1,231 million, up 11.4% YoY (JPY1,105 million for 1Q17).

Net income

Income tax expense was JPY163 million (JPY451 million for 1Q17).

Equity in net loss of equity method investees was JPY30 million (an income of JPY36 million for 1Q17) mainly due to equity in net loss of JPY62 million in DeCurret Inc.

As a result of the above, net income was JPY291 million, down 61.1% YoY (JPY748 million for 1Q17).

When excludes net of tax amount of realized and unrealized loss on other investments of JPY512 million, to which accounting policies were changed under the revised U.S. GAAP effective from April 1, 2018, compared to net of tax amount of realized gain of JPY39 million for 1Q17, adjusted net income was JPY803 million, up 13.2% YoY (JPY709 million for 1Q17).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY41 million (JPY42 million for 1Q17) mainly related to net income of Trust Networks Inc.

Net income attributable to IIJ was JPY250 million, down 64.5% YoY (JPY706 million for 1Q17). When excludes net of tax amount of realized and unrealized loss on other investments of JPY512 million, to which accounting policies were changed under the revised U.S. GAAP effective from April 1, 2018, compared to net of tax amount of realized gain of JPY39 million for 1Q17, adjusted net income attributable to IIJ was JPY762 million, up 14.2% YoY (JPY667 million for 1Q17).

Regarding the change in accounting methods on other investments

Following the revision of U.S. GAAP, from 1Q18, gains/losses on other investments due to fluctuations of fair value of holding marketable equity securities and funds are recorded as “realized and unrealized gain (loss) on other investments, net” in “other income (expenses)” on our consolidated statements of income (“P/L”).

For 1Q18, we recorded JPY747 million of “realized and unrealized loss on other investments, net,” of which unrealized loss on our holding marketable equity securities was JPY863 million.

Fair value of holding marketable equity securities as of March 31, 2018	JPY9,175 million
Fair value of holding marketable equity securities as of June 30, 2018	JPY8,312 million
Difference: 1Q18 unrealized loss on P/L	JPY863 million

Acquisition cost of holding available-for-sale equity securities	JPY1,650 million
Fair value of holding marketable equity securities as of June 30, 2018	JPY8,312 million
Difference: Unrealized gain included in "other investments" on B/S as of June 30, 2018	JPY6,662 million

Please see below for detailed explanation on revision of U.S. GAAP related to holding marketable equity securities.

  As of March 31, 2018, we had unrealized gains on holding marketable equity securities of JPY7,525 million. The net of tax amount of the unrealized gains, JPY5,079 million, was recorded as “accumulated other comprehensive income” on our consolidated balance sheet (“B/S”) as of March 31, 2018. Until the last fiscal year, unrealized gains/losses of holding marketable equity securities had been recorded as the fluctuation of “accumulated other comprehensive income” on B/S without being recognized as profit on P/L.
  On B/S at the beginning of this fiscal year, the net of tax amount of the unrealized gains of JPY5,079 million as of March 31, 2018 was reclassified to “retained earnings.” The gains were never recognized as profit on P/L.
  After the above mentioned reclassification, gains/losses due to fluctuations of stock prices are recognized as “realized and unrealized gain (loss) on other investments, net” in “other income (expenses)” in every quarter.

For 1Q18, we recorded JPY747 million of “realized and unrealized loss on other investments, net” of which realized and unrealized gains on funds that were available to be measured at fair value was JPY116 million.

Please see below for detailed explanation on revision of U.S. GAAP related to funds that are available to be measured at fair value.

  As of March 31, 2018, value of such funds was recorded as assets in “other investments” under cost method. Its unrealized gain of JPY963 million was not recognized.
  On B/S at the beginning of this fiscal year, “other investments” was increased by JPY963 million and “retained earnings” was increased by JPY660 million which is the net of tax amount of the above mentioned unrealized gain. The gain was never recognized as profit of P/L.
  From 1Q18, fluctuation of fair values of such funds are recognized as “realized and unrealized gain (loss) on other investments, net” in “other income (expenses)” in every quarter.

1Q18 Balance Sheets

Balance sheets

As of June 30, 2018, the balance of total assets was JPY154,169 million, increased by JPY720 million from the balance as of March 31, 2018 of JPY153,449 million.

As of June 30, 2018, the balance of current assets was JPY68,172 million, increased by JPY987 million from the balance as of March 31, 2018 of JPY67,185 million. The major breakdown of current assets was: a decrease in accounts receivables by JPY3,689 million to JPY28,142 million, an increase in prepaid expenses by JPY2,995 million to JPY11,438 million, an increase in cash and cash equivalents by JPY1,723 million to JPY23,126 million. As of June 30, 2018, the balance of noncurrent assets was JPY85,997 million, decreased by JPY267 million from the balance as of March 31, 2018 of JPY86,264 million. The major breakdown of noncurrent assets was: property and equipment of JPY45,693 million, decreased by JPY721 million from the balance as of March 31, 2018 and prepaid expenses-noncurrent of JPY8,501 million, increased by JPY535 million. Other investments increased by JPY963 million, which was the amount of unrealized gains on funds as of March 31, 2018 that recognized due to revision of U.S. GAAP, decreased in marketable equity securities by JPY863 million due to fluctuation of stock prices for 1Q18, increased in funds by JPY116 million due to fluctuation of fair value for 1Q18 and increased by JPY100 million by acquisition of nonmarketable equity security. As a result, other investments as of June 30, 2018 amounted to JPY11,691 million, up JPY317 million from the balance as of March 31, 2018. As of June 30, 2018, the major breakdown of non-amortized intangible assets was JPY6,082 million in goodwill. The balance of amortized intangible assets, which was customer relationships, was JPY2,582 million, decreased by JPY89 million from the balance as of March 31, 2018 of JPY2,671 million.

As of June 30, 2018, the balance of current liabilities was JPY42,474 million, increased by JPY329 million from the balance as of March 31, 2018 of JPY42,145 million. The major breakdown of current liabilities was: a decrease of income taxes payable by JPY1,535 million to JPY393 million, a decrease in accounts payable (trade and other) by JPY921 million to JPY15,478 million, and an increase in capital lease obligations-current portion by JPY174 million to JPY5,829 million. As of June 30, 2018, the balance of noncurrent liabilities was JPY37,154 million, decreased by JPY161 million from the balance as of March 31, 2018 of JPY37,315 million. The major breakdown of noncurrent liabilities was: a decrease in long-term borrowings due to by JPY750 million, which was the amount transferred to current liabilities, to JPY14,750 million and a decrease in capital lease obligations-noncurrent by JPY7 million to JPY10,914 million.

As of June 30, 2018, the major breakdown of IIJ shareholders’ equity was as follows. Accumulated other comprehensive income (loss) was a loss of JPY142 million as it decreased by JPY5,217 million (an income of JPY5,075 million as of March 31, 2018) mainly because of reclassification to retained earnings by JPY5,079 million by revision of U.S. GAAP related to marketable equity securities; retained earnings was JPY14,167 million, increased by JPY5,763 million from March 31, 2018, mainly due to an increase by net income attributable to IIJ of JPY250 million, a decrease by dividend paid of JPY608 million and an increase by JPY6,121 million due to revision of U.S. GAAP related to revenue recognition and other investments. As a result, the balance of total IIJ shareholders’ equity as of June 30, 2018 was JPY73,830 million, increased by JPY560 million from the balance as of March 31, 2018 of JPY73,270 million and IIJ shareholders’ equity ratio (total IIJ shareholders’ equity divided by total assets) as of June 30, 2018 was 47.9%.

1Q18 Cash Flows

Cash flows

Cash and cash equivalents as of June 30, 2018 were JPY23,126 million (JPY20,508 million as of June 30, 2017).

Net cash provided by operating activities for 1Q18 was JPY6,340 million (net cash provided by operating activities of JPY3,237 million for 1Q17). There were net income of JPY291 million and depreciation and amortization of JPY3,297 million. Regarding changes in operating assets and liabilities, it was net cash in of JPY2,094 million (net cash out of JPY690 million for 1Q17) mainly due to a decrease in accounts receivable by collection, an increase in prepaid expenses (including prepaid expense-noncurrent) in relation to upfront payment for software licenses, maintenance cost for service facilities and seasonal bonus payments to our employees, and a decrease in income taxes payable by payment.

Net cash used in investing activities for 1Q18 was JPY2,228 million (net cash used in investing activities of JPY2,572 million for 1Q17), mainly due to payments for purchase of property and equipment of JPY2,588 million (JPY3,839 million for 1Q17) and proceeds from sales of property and equipment, which include sales and leaseback transactions, of JPY349 million (JPY1,276 million for 1Q17).

Net cash used in financing activities for 1Q18 was JPY2,360 million (net cash used in financing activities of JPY2,098 million for 1Q17), mainly due to principal payments under capital leases of JPY1,527 million (JPY1,335 million for 1Q17) and FY2017 year-end dividends payments of JPY608 million (JPY608 million for 1Q17).

FY2018 Financial Targets

Due to seasonal factors, our financial results tend to be small in first quarter and large in fourth quarter every fiscal year. 1Q18 financial results were almost as we planned; therefore, our financial targets for the fiscal year ending March 31, 2019 (FY2018) announced on May 15, 2018 remain unchanged.

FY2018 Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	1Q17	1Q18
	JPY millions	JPY millions
Adjusted EBITDA	4,103	4,477
Depreciation and Amortization	(2,979)	(3,297)
Operating Income	1,124	1,180
Other Income (expenses)	39	(696)
Income Tax Expense	451	163
Equity in Net Income (loss) of Equity Method Investees	36	(30)
Net income	748	291
Less: Net income attributable to noncontrolling interests	(42)	(41)
Net Income attributable to IIJ	706	250

CAPEX
	1Q17	1Q18
	JPY millions	JPY millions
CAPEX, including capital leases	5,340	4,181
Acquisition of Assets by Entering into Capital Leases	2,268	1,696
Purchase of Property and Equipment	3,072	2,485

Presentation

Presentation materials will be posted on our web site (https://www.iij.ad.jp/en/ir/) on August 8, 2018.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, mobile services, security services, cloud computing services, and systems integration. Moreover, IIJ operates one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

For inquiries, contact:

IIJ Investor Relations Tel: +81-3-5205-6500 E-mail: ir@iij.ad.jp URL: https://www.iij.ad.jp/en/ir

Statements made in this press release regarding IIJ’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ’s actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ’s ability to maintain and increase revenues from higher-margin services such as outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale equity securities; fluctuations of equity in net income (loss) of equity method investees; the impact of technological changes in its industry; IIJ’s ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ’s largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2018 and June 30, 2018)

	As of March 31, 2018	As of June 30, 2018
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	21,402,892	23,126,189
Accounts receivable, net of allowance for doubtful accounts of JPY 123,453 thousand and JPY 117,995 thousand at March 31, 2018 and June 30, 2018, respectively	31,830,882	28,141,746
Inventories	1,714,547	2,512,305
Prepaid expenses—current	8,442,981	11,438,075
Other current assets, net of allowance for doubtful accounts of JPY 720 thousand at March 31, 2018 and June 30, 2018, respectively	3,793,449	2,953,231
Total current assets	67,184,751	68,171,546
INVESTMENTS IN EQUITY METHOD INVESTEES	5,246,313	5,128,858
OTHER INVESTMENTS	11,374,442	11,690,982
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 55,470,955 thousand and JPY 57,210,582 thousand at March 31, 2018 and June 30, 2018, respectively	46,414,250	45,693,269
GOODWILL	6,082,472	6,082,472
OTHER INTANGIBLE ASSETS—Net	2,704,668	2,615,679
GUARANTEE DEPOSITS	3,422,443	3,384,433
DEFERRED TAX ASSETS—Noncurrent	183,808	147,401
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	1,545,293	1,401,535
Prepaid expenses—Noncurrent	7,965,889	8,500,700
OTHER ASSETS, net of allowance for doubtful accounts of JPY 60,929 thousand and JPY 61,773 thousand at March 31, 2018 and June 30, 2018, respectively	1,324,490	1,351,984
TOTAL	153,448,819	154,168,859

	As of March 31, 2018	As of June 30, 2018
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,250,000	9,250,000
Long-term borrowings—current portion	-	750,000
Capital lease obligations—current portion	5,655,875	5,829,444
Accounts payable—trade	14,950,920	15,103,607
Accounts payable—other	1,448,423	374,393
Income taxes payable	1,928,037	393,011
Accrued expenses	3,111,385	3,100,955
Deferred income—current	4,237,676	5,214,481
Other current liabilities	1,562,717	2,457,948
Total current liabilities	42,145,033	42,473,839
LONG-TERM BORROWINGS	15,500,000	14,750,000
CAPITAL LEASE OBLIGATIONS—Noncurrent	10,920,726	10,913,974
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	3,724,634	3,769,482
DEFERRED TAX LIABILITIES—Noncurrent	688,787	865,697
DEFERRED INCOME—Noncurrent	3,952,279	4,236,080
OTHER NONCURRENT LIABILITIES	2,528,803	2,619,188
Total Liabilities	79,460,262	79,628,260
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 75,520,000 shares; issued and outstanding, 46,713,800 and 46,721,400 shares at March 31, 2018 and June 30, 2018, respectively	25,511,804	25,518,712
Additional paid-in capital	36,175,937	36,183,282
Retained earnings	8,404,228	14,167,105
Accumulated other comprehensive income (loss)	5,074,872	(142,227)
Treasury stock—1,650,909 shares held by the company at March 31, 2018 and June 30, 2018, respectively	(1,896,784)	(1,896,784)
Total Internet Initiative Japan Inc. shareholders' equity	73,270,057	73,830,088
NONCONTROLLING INTERESTS	718,500	710,511
Total equity	73,988,557	74,540,599
TOTAL	153,448,819	154,168,859

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
(For the three months ended June 30, 2017 and June 30, 2018)

	Three Months Ended	Three Months Ended
	June 30, 2017	June 30, 2018
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	6,523,846	7,789,923
Internet connectivity services (consumer)	6,154,713	6,150,296
WAN services	6,969,904	7,727,271
Outsourcing services	6,037,221	6,995,640
Total	25,685,684	28,663,130
Systems integration:
Systems construction	4,439,994	3,645,465
Systems operation and maintenance	9,159,313	10,158,978
Total	13,599,307	13,804,443
Equipment sales	675,922	1,242,145
ATM operation business	1,002,992	995,200
Total revenues	40,963,905	44,704,918
COSTS AND EXPENSES:
Cost of network services	21,066,296	23,845,155
Cost of systems integration	12,162,837	12,357,771
Cost of equipment sales	603,976	1,136,494
Cost of ATM operation business	600,642	582,905
Total costs	34,433,751	37,922,325
Sales and marketing	3,148,710	3,242,335
General and administrative	2,129,782	2,241,937
Research and development	127,271	118,454
Total costs and expenses	39,839,514	43,525,051
OPERATING INCOME	1,124,391	1,179,867
OTHER INCOME (EXPENSES):
Dividend income	72,272	52,049
Interest income	7,978	6,210
Interest expense	(88,932)	(97,185)
Foreign exchange gain, net	5,087	9,238
Realized and unrealized loss on other investments, net	-	(746,703)
Other —net	41,811	80,989
Other income (expenses) —net	38,216	(695,402)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,162,607	484,465
INCOME TAX EXPENSE	450,641	162,909
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	35,859	(30,613)
NET INCOME	747,825	290,943
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(41,781)	(40,561)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	706,044	250,382

	Three Months Ended	Three Months Ended
	June 30, 2017	June 30, 2018
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,062,838	45,070,407
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,202,227	45,233,951
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	90,125,676	90,140,814
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	90,404,454	90,467,902
BASIC NET INCOME PER SHARE (JPY)	15.67	5.56
DILUTED NET INCOME PER SHARE (JPY)	15.62	5.54
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	7.83	2.78
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	7.81	2.77

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Three Months Ended	Three Months Ended
	June 30, 2017	June 30, 2018
	Thousands of JPY	Thousands of JPY
NET INCOME	747,825	290,943
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	(75,709)	(132,833)
Unrealized holding gain on securities	609,373	(4,483)
Defined benefit pension plans	878	(422)
TOTAL COMPREHENSIVE INCOME	1,282,367	153,205
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(41,781)	(40,561)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,240,586	112,644

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the three months ended June 30, 2017 and June 30, 2018)

	Three Months Ended	Three Months Ended
	June 30, 2017	June 30, 2018
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	747,825	290,943
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,979,342	3,296,705
Provision for retirement and pension costs, less payments	62,303	44,233
Provision for allowance for doubtful accounts	23,661	19,049
Loss (gain) on sales of property and equipment	(13,869)	3,680
Loss on disposal of property and equipment	21,639	12,376
Realized and unrealized loss on other investments, net	-	746,703
Foreign exchange gain, net	(2,589)	(21,807)
Equity in net loss of equity method investees, less dividends received	15,332	98,355
Deferred income tax expense (benefit)	108,916	(261,428)
Other	(15,109)	17,869
Changes in operating assets and liabilities:
Decrease in accounts receivable	3,288,086	3,643,583
Decrease in net investment in sales-type lease — noncurrent	201,788	143,758
Increase in inventories	(320,774)	(801,821)
Increase in prepaid expenses	(2,113,231)	(2,896,102)
Decrease (increase) in other current and noncurrent assets	(447,177)	702,434
Increase (decrease) in accounts payable	(1,718,921)	87,112
Decrease in income taxes payable	(757,485)	(1,534,724)
Decrease in accrued expenses	(39,674)	(6,792)
Increase in deferred income—current	714,717	1,114,476
Increase (decrease) in deferred income—noncurrent	(175,856)	495,316
Increase in other current and noncurrent liabilities	678,461	1,146,449
Net cash provided by operating activities	3,237,385	6,340,367
INVESTING ACTIVITIES:
Purchase of property and equipment	(3,839,315)	(2,588,168)
Proceeds from sales of property and equipment	1,275,766	349,051
Purchase of other investments	(27,656)	-
Investment in equity method investees	(43,000)	-
Proceeds from sales of other investments	33,199	-
Payments of guarantee deposits	(12,559)	(3,656)
Refund of guarantee deposits	10,077	38,940
Payments for refundable insurance policies	(14,091)	(14,091)
Proceeds from subsidies	48,976	-
Other	(3,000)	(9,698)
Net cash used in investing activities	(2,571,603)	(2,227,622)
	Three Months Ended	Three Months Ended
	June 30, 2017	June 30, 2018
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:

Proceeds from short-term borrowings with initial maturities over three months	2,500,000	-

Net decrease in short-term borrowings with initial maturities less than three months	(2,500,000)	-

Principal payments under capital leases	(1,334,954)	(1,527,155)

Payments of long-term accounts payable	(108,135)	(176,154)

Dividends paid	(608,317)	(608,349)
Other	(46,797)	(48,556)
Net cash used in financing activities	(2,098,203)	(2,360,214)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(17,945)	(29,234)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,450,366)	1,723,297

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	21,958,591	21,402,892

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	20,508,225	23,126,189

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	87,211	95,902
Income taxes paid	1,027,984	1,939,354

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	2,268,329	1,695,850
Facilities purchase liabilities	952,611	374,393
Asset retirement obligation	-	24,385

Going Concern Assumption (Unaudited)
Nothing to be reported.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:
	Three Months Ended	Three Months Ended
	June 30, 2017	June 30, 2018
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	40,051,731	43,793,861
Customers	39,960,913	43,709,718
Intersegment	90,818	84,143
ATM operation business	1,002,992	995,200
Customers	1,002,992	995,200
Intersegment	-	-
Elimination	(90,818)	(84,143)
Consolidated total	40,963,905	44,704,918
Segment profit or loss:
	Three Months Ended	Three Months Ended
	June 30, 2017	June 30, 2018
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	804,025	856,362
ATM operation business	366,832	365,340
Elimination	(46,466)	(41,835)
Consolidated operating income	1,124,391	1,179,867

Geographic information is not presented due to immateriality of revenue attributable to international operations.

Subsequent Events (Unaudited)
Nothing to be reported.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the three months ended June 30, 2018 (“1Q18”) in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Three Months ended June 30, 2018
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

August 8, 2018

Company name: Internet Initiative Japan Inc.
Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774
URL: https://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO
TEL: (03) 5205-6500
Scheduled date for filing of quarterly report (Shihanki-houkokusho) to Japan’s regulatory organization: August 14, 2018
Scheduled date for dividend payment: -
Supplemental material on annual results: Yes
Presentation on quarterly report: Yes (for institutional investors and analysts)

(Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Three Months Ended June 30, 2018 (April 1, 2018 to June 30, 2018)

(1) Consolidated Results of Operations					(% shown is YoY change)
	Total revenues		Operating income		Income before income tax expense*3		Net income attributable to IIJ*3
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Three months ended June 30, 2018	44,705	9.1	1,180	4.9	484	(58.3)	250	(64.5)
Three months ended June 30, 2017	40,964	13.2	1,124	34.4	1,163	17.0	706	33.4

(Note1)	Total comprehensive income attributable to IIJ
For the three months ended June 30, 2018: JPY113 million (down 90.9% YoY)
For the three months ended June 30, 2017: JPY1,241 million (up 189.8% YoY)
(Note2)	Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.
(Note3)	Following the revision of U.S. GAAP, from 1Q18, accounting policies related to gains/losses on holding marketable equity securities and funds were changed. When excludes gains/losses on marketable equity securities and funds to which accounting policies were changed, our 1Q18 income before income tax expense was JPY1,231 million (up 11.4%) and net income attributable to IIJ was JPY762 million (up 14.2%).

	Basic net income attributable to IIJ per share*	Diluted net income attributable to IIJ per share*
	JPY	JPY
Three months ended June 30, 2018	5.56	5.54
Three months ended June 30, 2017	15.67	15.62

(Note)	Following the revision of U.S. GAAP, from 1Q18, accounting policies related to gains/losses on holding marketable equity securities and funds were changed. When excludes gains/losses on marketable equity securities and funds to which accounting policies were changed, our 1Q18 basic net income attributable to IIJ per share was JPY16.90 and diluted net income attributable to IIJ per share was JPY16.84.

(2) Consolidated Financial Position
	Total assets	Total equity	Total IIJ shareholders' equity	Total IIJ shareholders' equity to total assets
	JPY millions	JPY millions	JPY millions	%
As of June 30, 2018	154,169	74,541	73,830	47.9
As of March 31, 2018	153,449	73,989	73,270	47.7

2. Dividends

	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2018	-	13.50	-	13.50	27.00
Fiscal Year Ending March 31, 2019	-
Fiscal Year Ending March 31, 2019 (forecast)		13.50	-	13.50	27.00

(Note) Change from the latest released dividend forecasts: No.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2019
(April 1, 2018 through March 31, 2019)

	(% shown is YoY change)
	Total Revenues		Operating Income
	JPY millions	%	JPY millions	%
Interim Period Ending September 30, 2018	90,000	8.4	2,500	8.0
Fiscal Year Ending March 31, 2019	190,000	7.9	7,000	3.5

(Note1)	Changes from the latest forecasts released: No
(Note2)	For details, please refer to “FY2018 Financial Targets” written on page 9 of this earnings release.

* Notes
(1)	Changes in significant subsidiaries for the three months ended June 30, 2018
(Changes in significant subsidiaries for the three months ended June 30, 2018 which resulted in changes in scope of consolidation): None
(2)	Application of simplified or exceptional accounting for quarterly consolidated financial statements: None

(3)	Changes in significant accounting and reporting policies for the consolidated financial statements
	1)	Changes due to the revision of accounting standards: Yes
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606).” IIJ adopted this ASU in the first quarter beginning April 1, 2018, using the “modified retrospective method” and recognized in beginning retained earnings an adjustment for the cumulative effect of the change. The adoption of this ASU resulted in the increase in beginning retained earnings of JPY381,678 thousand. The adoption of this ASU did not have a material impact on IIJ’s consolidated financial position or consolidated results of operations.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Changes to the guidance primarily affected the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This ASU requires equity investments (except those that are in consolidated subsidiaries or in equity method investees) to be measured principally at fair value and with changes in fair value recognized in net income. IIJ adopted this ASU in the first quarter beginning April 1, 2018 and recognized in beginning retained earnings an adjustment for the cumulative effect of the change. The adoption of this ASU resulted in the increase in beginning retained earnings of JPY5,739,166 thousand, net of tax amount of unrealized gains on holding investments.

	2)	Others: No

(4)	Number of shares outstanding (shares of common stock)
	1)	The number of shares outstanding (inclusive of treasury stock):
		As of June 30, 2018:	46,721,400 shares
		As of March 31, 2018:	46,713,800 shares
	2)	The number of treasury stock:
		As of June 30, 2018:	1,650,909 shares
		As of March 31, 2018:	1,650,909 shares
	3)	The weighted average number of shares outstanding:
		For the three months ended June 30, 2018:	45,070,407 shares
		For the three months ended June 30, 2017:	45,062,838 shares